ITEM 77 CHANGE IN INDEPENDENT AUDITOR

           Berge & Company LTD. ("Berge") was acquired by BKD LLP on December 1, 2002. The acquisition effectively terminated Berge's engagement as auditor. On January 28, 2003, BKD L.L.P. was selected as the Trust's new independent auditor. The Fund's selection of Berge as its independent auditor was recommended by the Trust's audit committee and was approved by the Trust's Board of Trustees.

           Berge's reports on the Trust's financial statements for the years ended July 31, 2002 and 2001 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During such fiscal years, and through the termination of Berge's engagement, there were no disagreements between the Trust and Berge on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Berge, would have caused it to make reference to the subject matter of the disagreement in connection with its reports on the financial statements for such years.






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